Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

October 21, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on October 21, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

October 21, 2025

SCHEDULE “A”

Digi Power X Announces Strategic Initiatives, Including
Expansion of ARMS-200 Modules and Development of Retail Compute Platform

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – October 21, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), a U.S. developer of Tier III-grade high-performance computing (“HPC”) infrastructure, announced today that it is expanding its AI data center capacity with the addition of five new ARMS-200 GPU modules, scheduled to come online at its Columbiana, Alabama facility in March 2026.

Once deployed, the expansion will bring Digi Power X’s total GPU capacity to 2,304 high-performance GPUs, further accelerating the Company’s growth as an independent provider of GPU-as-a-Service (HPC and AI) infrastructure for artificial intelligence, cloud and blockchain workloads in North America.

In parallel, Digi Power X is developing its retail compute platform, “NeoCloudz”, expected to launch in January 2026. Built on a Supermicro enterprise-grade backbone, NeoCloudz will provide developers, startups and enterprises with on-demand access to GPU compute through a modern, consumer-grade interface. The platform leverages Digi Power X’s Tier III infrastructure, high-efficiency liquid cooling and low-latency networking architecture to deliver scalable, high-performance AI and HPC capabilities to users worldwide.

“Our expansion reinforces Digi Power X’s commitment to building scalable, high-density GPU environments for the next generation of AI applications,” said Alec Amar, President of Digi Power X. “The launch of NeoCloudz and our GPU-as-a-Service model will open our infrastructure to a broader market, combining enterprise-grade reliability with retail accessibility.”

Digi Power X remains in a healthy financial position, with approximately $60 million in cash deposits and holdings and no long-term debt on its balance sheet, providing the flexibility to continue expanding its compute footprint and investing in next-generation AI infrastructure across the U.S.

The Company’s Alabama data center currently provides up to 55 MW of high-voltage power capacity, with expansion plans under way to meet growing demand from AI, cloud and decentralized computing clients.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops Tier III-certified modular AI data centers and drives the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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